January 23, 2007

Mail Stop 4561

Mr. Frank J. Dobrucki, Chief Executive Officer
Global Links Corp.
3571 East Sunset Road
Las Vegas, NV   89120

RE: Global Links Corp.
Form 10-KSB for the year ended December 31, 2005
File No. 0-29987
Filed August 17, 2006

Dear Mr. Dobrucki :

We issued comments to you on the above captioned filing on October 31, 2006**.**
As of the date of this letter, these comments remain outstanding and unresolved. We
expect you to contact us by February 6, 2007 to provide a substantive response to these
comments or to advise us why you are unable to respond and when you will be able to
do so.

If you do not respond to the outstanding comments or contact us by February 6,
2007**,** we will, consistent with our obligations under the federal securities laws, decide
how we will seek to resolve material outstanding comments and complete our review of
your filings and your disclosure. Among other things, we may decide to release publicly,
through the agency's EDGAR system, all correspondence, including this letter, relating
to the review of your filing, consistent with the staff's decision to release publicly
comment letters and response letters relating to disclosure filings it has reviewed. You
can find more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jorge L. Bonilla at 202-551-3414 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief